

April 5, 2012

Via E-mail
Daniel S. Loeb
Chief Executive Officer
Third Point LLC
390 Park Avenue
New York, NY 10022

> **Re:** **Yahoo! Inc.**
> **Definitive Additional Soliciting Materials on Schedule 14A**
> **Filed March 27, 2012 and April 3, 2012 by Third Point LLC et al**
> **File No. 000-28018**

Dear Mr. Loeb:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. As discussed with your outside counsel, please file additional soliciting material under cover of Schedule 14A no later than the date the material is first published, sent or given to security holders, as required by Rule 14a-12(b). In this regard, we note that neither the materials from your website http://valueyahoo.com/ nor your press release dated March 25, 2012, were timely filed. Please confirm that future additional soliciting materials will be filed on the day they are first published or provided to security holders.

Definitive Additional Soliciting Materials Filed March 27, 2012

Exhibit 1 – Press Release

2. Please characterize as your belief or opinion, and provide support for, the following statement: "Third Point offered several significant compromises to strike a deal and avoid a proxy contest." Briefly describe the several significant compromises you offered the company.

Definitive Additional Soliciting Materials Filed April 3, 2012

General

3.   Please ensure that each statement or assertion of opinion or belief included on your website http://valueyahoo.com/ is characterized as such, and has a reasonable basis to support it. For example, please revise and/or provide support for the following assertions, and, to the extent not already evident, characterize them as beliefs or opinions:

- "[Third Point LLC] is widely recognized for its best-in-class operational infrastructure and investor services," page 20;
- The suggestion that the significant changes Mr. Loeb has obtained at companies where he has sought change have in fact "enhance[d] shareholder value," page 21;
- "Many market participants trust [Mr. Loeb's] work—and his word—on how a company is or should be governed by its Board," page 21; and
- "In 2009, Mr. Wilson… was the architect of the General Motors turnaround plan" while serving as a Senior Advisor at the Department of Treasury, page 22.

Exercise Your Voice: Ask the Hard Questions, page 30

4.   You imply here that the "Legacy Board and Insider Slate," in contrast to the Third Point nominees, do not "possess needed capital allocation, growth, media and restructuring expertise." Please explain how this implication is consistent with your statement on page 27 that on March 25, 2012, the Yahoo board appointed "new members who have experience in media, advertising and finance."

Frequently Asked Questions

Q: Yahoo! can't afford a proxy battle…, page 33

5.   Please expand your statement here that "three of the four members of the Shareholder Slate are independent of Third Point" to indicate what you mean by "independent" and to describe briefly the arrangements these three nominees have with Third Point.

        Please contact me at (202) 551-3483 with any questions. If you require further assistance, you may contact David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Via-Email
        Josh Targoff, Esq., General Counsel, Third Point LLC
        Michael Schwartz, Esq., Willkie Farr & Gallagher LLP